UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42039

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Viking Holdings Ltd

(Translation of registrant’s name into English)

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94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

On August 19, 2025, Viking Holdings Ltd issued a press release reporting its financial results for the second quarter of 2025, ended June 30, 2025. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Viking Holdings Ltd, dated August 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2025

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	President and Chief Financial Officer